
March 23, 2015

Thomas McFall
Chief Financial Officer
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

      Re: **O'Reilly Automotive, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed February 27, 2015
            File No. 0-21318

Dear Mr. McFall:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief